									Exhibit 12.1

ESSEX PORTFOLIO, L.P. AND SUBSIDIARIES
Schedule of computation of Ratio and Earnings to Fixed Charges and Preferred Stock Dividends
(Dollars in thousands, except ratios)

	Quarter
	ended
	March 31		Years ended December 31
	2007		2006		2005(1)		2004(1)		2003(1)		2002(1)
Earnings:
Income before discontinued operations	$18,638		$49,667		$65,247		$98,557		$51,073		$59,320
Gain on sales of real estate	-		-		(6,391)		(7,909)		-		(145)
Minority interests	1,172		4,979		5,340		4,550		4,134		4,760
Interest expense	18,266		72,898		70,784		60,709		49,985		41,641
Amortization of deferred financing costs	677		2,743		1,947		1,560		1,187		743
Total earnings	$38,753		$130,287		$136,927		$157,467		$106,379		$106,319

Fixed charges:
Interest expense	$18,266		$72,898		$70,784		$60,709		$49,985		$41,641
Amortization of deferred financing costs	677		2,743		1,947		1,560		1,187		743
Capitalized interest	1,972		3,913		1,100		1,997		4,084		6,814
Preferred stock dividends	2,243		5,145		1,953		1,952		195		-
Perpetual preferred unit distributions	2,559		10,238		10,238		14,175		17,996		18,319
Total fixed charges and preferred
stock dividends	$25,717		$94,937		$86,022		$80,393		$73,447		$67,517

Ratio of earnings to fixed charges
(excluding preferred stock dividends
and preferred unit distributions)	1.85	X	1.64	X	1.85	X	2.45	X	1.92	X	2.16	X

Ratio of earnings to combined fixed
charges and preferred stock dividends	1.51	X	1.37	X	1.59	X	1.96	X	1.45	X	1.57	X

(1)  The above financial and operating information from January 1, 2002 through December 31, 2003 reflect the retroactive adoption of FIN 46R and SFAS 123. The results of operations for 2005, 2004, 2003, and 2002 have been reclassified to reflect discontinued operations for properties sold subsequent to December 31, 2005 or held for sale as of December 31, 2006.